SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of January, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá
Director-Investor Relations
(507) 304-2677

Copa Holdings to Announce Fourth Quarter and Full Year 2007 Financial Results on February 21

PANAMA CITY, January 24, 2007 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release - Fourth Quarter and Full Year 2007
Date:	February 21, 2008
Time:	Before US markets open
This release will be available on our website: http://investor.shareholder.com/copa/results.cfm

Earnings Conference Call and Webcast
Date:	February 21, 2008
Time:	11:00 a.m. US EST
Conference telephone number:	877-419-6591 (US Domestic Callers)
719-325-4922 (International Callers)

Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers more than 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' "Hub of the Americas" through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin in Columbia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 01/24/2008	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO